

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 9, 2017

Via E-mail
Michael Bauersachs
Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 210
Lexington, Kentucky 40507

> **Re: Ramaco Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2016**
> **File No. 333-215363**

Dear Mr. Bauersachs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Reserve Data, page 7
Business, page 72

1.   We note your disclosure now includes mineral reserves for your Knox Creek property and that you have updated your technical reports for your Elk Creek property. Please forward to our engineer as supplemental information and not as part of your filing, your Knox Creek Property Reserve Study dated December 19, 2016, your Elk Creek Property Reserve and Resource Study dated December 29, 2016, and your Reasonableness Review Study Elk Creek Mining Operations December 2016.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

2.   We note your disclosure on pages 7, 82, and 83 indicating that your Knox Creek production forecast and mine plan are under development and the estimated cost of production is unavailable.   Please tell us why this information is not available even though you have declared reserves for this property. In this regard we note your disclosure on page 2 stating that reserves are economically recoverable at a price in excess of cash costs to mine the coal and fund ongoing replacement capital.

Use of Proceeds, page 53

3.   Given the proposed size of the offering, please revise the disclosure in this section, in accordance with your response to comment 16 in your letter dated December 12, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer at (202) 551-3610 with any engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Douglas E. McWilliams, Esq.
        Vinson & Elkins LLP